Fedders	Westgate Corporate Center
Corporation	505 Martinsville Road
P.O. Box 813
Liberty Corner, NJ 07938-0813
Fax 908/604-0715
Tel 908/604-8686
December 5, 2005
Via U.S. mail and facsimile
Mr. John Cash, Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-0510

Re:	Response to November 4, 2005 letter on Form 10-K for Fiscal Year Ended December 31, 2004
Filed:	September 30, 2005
File No. 1-8831
Dear Mr. Cash,
     Set forth below is the Company’s response to the comments raised in your letter. All financial figures in our response are presented in thousands of dollars. For your convenience, we have provided your comment followed by our response in italics.
Backlog, page 4
1.	Disclose the dollar amount of backlog orders believed to be firm, as of a more recent date and as of a comparable date in the preceding fiscal year, together with an indication of the portion thereof not reasonably expected to be filled within the current fiscal year in accordance with Item 101(c)(viii).

	As of September 30,
	2005	2004
Backlog	$29,214	$19,369
Portion of backlog not expected to ship in current fiscal year	5,793	5,129
Patents, Trademarks, Licenses, and Concessions Held, page 4
2.	Please tell us how you have accounted for the licensing costs relating to using the Maytag name. Please include in your response the duration of the license agreement, the amount of these costs included in your 2004 consolidated statement of operations and which line item includes these costs.

All licensing costs relating to the Maytag name are accounted for in cost of sales for the period in which Maytag product is sold. During 2004, cost of sales included $6,451 of licensing costs. The license agreement with Maytag expires in 2010.
Contractual Obligations, page 18
3.	In future filings revise your table of contractual obligations to include interest costs associated with your debt and purchase commitments, if any. Please include assumptions used to derive such amounts.

In future filings we will revise the table of contractual obligations to include interest costs associated with debt and purchase obligations, if any. We will include assumptions used to derive such amounts.
Management’s Report on Internal Control Over Financial Reporting, page 22
4.	Please tell us why you were unable to complete your assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2004. Tell us where you are in the process including what you have and have not tested and what your plans are to complete the assessment. Please tell us why you have not disclosed these details in the filing.

The Company was unable to complete its assessment of the effectiveness of its internal control over financial reporting as of December 31, 2004 due primarily to turnover during 2004 in the financial department, limited resources and ongoing external audit activities related to the December 2004 and transition period December 31, 2003 audits. The Company completed its assessment for the as of date of December 31, 2004 by April 15, 2005.
Changes in Internal Control Over Financial Reporting, page 28
5.	Please amend your filing to provide detailed disclosure on your remediation efforts to address the identified material weaknesses in internal control over financial reporting. You should provide the current status of internal control changes made and anticipated future changes you plan to undertake to remediate the material weaknesses identified.

The Company has very recently engaged new auditors, UHY LLP, because Deloitte & Touche elected not to stand for reappointment in 2005. The Company is in the process of remediation of the identified material weaknesses.
The current status of the Company’s remediation include the following:

•	The Company’s control environment did not sufficiently promote effective internal control over financial reporting throughout its management structure, and this material weakness was a contributing factor in the development of other material weaknesses described below. Principal contributing factors included the turnover of employees in key financial reporting positions, the lack of a formal program for training members of the Company’s finance and accounting groups, a lack of a full evaluation of the Company’s financial system applications due to incomplete documentation and testing of key controls, and the lack of a complete entity-wide risk assessment. This deficient control environment also contributed to the Company’s inability to complete its documentation of controls by the as of date of December 31, 2004, and to complete its assessment of design effectiveness, general computer controls, financial system application controls, and tax controls.

Steps taken to date:
a.)	A Corporate Controller was hired with a strong background and expertise in Generally Accepted Accounting Principals and in SEC financial reporting.

b.)	The Internal Audit Department was strengthened and expanded

c.)	The Company engaged GR Consulting Group to assist in the remediation of material weaknesses.

d.)	Internal controls for taxes have been documented and remediated with the assistance of a consultant.

e.)	A change management software package (ECORA) was purchased and implemented to aid in the assessment of general computer controls.

f.)	During 2005, significant training has taken place for the financial staff.

g.)	A company-wide risk assessment was completed in April 2005. It is being updated during 2005 based on key controls.

h.)	The documentation and testing of key controls is in progress. The company expects to complete the testing during 2005.
•	Controls over the selection and application of accounting principles generally accepted in the United States of America to resolve non-routine or complex accounting matters are ineffective as a result of inadequate resources and technical accounting expertise, along with a lack of appropriate training.

Steps taken to date:
a.)	A Corporate Controller was hired with a strong background and expertise in Generally Accepted Accounting Principals and in SEC financial reporting.

b.)	The Company has retained a pubic accounting firm, JH Cohn, for advice on GAAP and SEC financial reporting issues.

c.)	The Company has identified areas where technical expertise needed improvement and training has been provided.
•	The design and operation of controls over the financial closing and reporting process are ineffective as a result of the lack of timely preparation of account analyses and reconciliations, a lack of appropriate review of account reconciliations and supporting analyses, errors in account balance classifications, and inadequate controls over spreadsheet preparation.

Steps taken to date:
a.)	A detailed schedule of due dates was established that includes dates for key account analyses and reconciliations for which a sign off by an appropriate reviewer is required. The schedule takes into consideration, financial statement filing requirements, and requires that key analysis to be done in a timely manner, while best utilizing accounting resources available.

b.)	During 2005, all spreadsheets with a financial impact are being identified, internal controls related to the spreadsheets evaluated and strengthened where required.
•	Controls over the process for recording and approving journal entries were inadequate as a result of a lack of appropriate evidence of review and approval, and a lack of adequate documentation and support.

Steps taken to date:

A policy has been instituted requiring the review and approval of manual journal entries prior to being recorded as well as the quarterly testing of manual entries.

•	Controls over the segregation of duties were inadequate due to an inadequate level of accounting and finance resources.

Steps taken to date:
a.)	The company has identified the segregation of duties deficiencies, where an effective compensating control does not exist, and assigned the corrective action for management oversight. Remediation for these deficiencies is expected to be complete and tested by December 31, 2005.
•	Controls over the recording of product revenues were not effective with respect to estimating a provision for returns of seasonal product and the proper cut-off of revenue with respect to a non-routine revenue transaction.

Steps taken to date:
a.)	The Company instituted a change in its accounting policy regarding its provision for sales allowances and returns. The change relates to certain significant customers of room air conditioners, whereby the company now has a process of estimating potential end of season returns based upon a review of customer inventory levels, taking into account actual and expected sell-through of product during the summer season.

b.)	In addition, the quarterly certification that is required from all Controllers and General Managers was expanded to include a specific item on revenue recognition.
•	The design and operation of controls over the valuation of inventory reserves for the following: refurbishments, shrinkage, manufacturing variances, and inter-company profit; were ineffective as a result of a lack of effective supervisory controls over the monitoring and review of these inventory reserves.

Steps taken to date:
a.)	This material weakness was specifically related to the Company’s Appliances and Unitary Products businesses domestically, and, it’s Nanjing, China facility. The detailed schedule of due dates for key reconciliations and account analysis implemented during 2005, requires inventory reserves at all locations, including the locations specified, be analysed and valued each quarter.

b.)	During 2005, the Corporate Controller is reviewing, and approving the calculation.
•	Controls over the recording and reconciliation of property, plant and equipment at certain domestic businesses were ineffective as a result of a lack of timely and effective reconciliation of the fixed asset subsidiary ledgers to the general ledger.

Steps taken to date:
a.)	Under the schedule of required analysis and due dates, fixed asset subsidiary ledgers are required to be reconciled to the general ledger each quarter.

b.)	During 2005, the Corporate Controller is reviewing, and approving the reconciliation.
Accrued Expenses, page F-9
6.	We note that a significant portion of your year-end accrued expense balance represents marketing programs. Please provide us with a general description of your marketing programs and what if any consideration you gave to SOP 93-7 paragraph 49.

The category “Marketing programs” includes various sales and marketing programs. Accruals in this category are for expenses associated with product returns, open customer trade discounts, financing support and sales incentives, and freight costs for product shipments. The revenue and costs associated with these accruals have been recognized in the period reported.
Advertising expenses are recognized in the period incurred and currently, do not include any direct-response advertising or cooperative advertising. We will disclose this policy in future filings. Advertising expense for the year ended December 31, 2004, four months ended December 31, 2003, and the fiscal years ended August 31, 2003 and 2002 were $2,988, $672, $2,582 and $1,986, respectively. We have given consideration to SOP 93-7, paragraph 49, at December 31, 2004 and 2003. No advertising expenses were deferred.
Reportable Segments, page F-18
Summary of Net Sales by Geographic Area, page F-20
7.	We note that you have aggregated all net sales from external customers into “Other.” Revise to disclose separately net sales from external customer attributed to each individual foreign country, if material, and your basis for attributing net sales to individual countries in accordance with paragraph 38a of SFAS 131.

None of the sales to external customers attributed to each individual foreign country included in “Other” exceeds 10% of the consolidated net sales in each of the periods presented. However, in future filings we will provide this disclosure by country. The summary of net sales from external customers attributed to each individual foreign country is as follows:
Summary of Net Sales by Geographic Area

	U.S.	Germany	Philippines	Canada	Other	Consolidated
Year ended December 31, 2004	$314,981	$30,275	12,654	16,452	38,654	$413,016
Four months ended December 31, 2003	35,501	6,271	3,190	2,792	7,800	55,554
Fiscal year ended August 31, 2003	340,432	22,425	10,251	22,467	26,128	421,703
Fiscal year ended August 31, 2002	321,666	22,402	8,095	18,729	2,810	373,702
Product Warranty, page F-26
8.	Please revise your disclosure to include a tabular reconciliation of the changes in the Company’s aggregate product warranty liability for each of the periods for which a statement of operations is presented in accordance with paragraph 14b of FIN 45.

Past filings disclose the changes in the aggregate product warranty liability. In future filings, we will present the information for each of the periods for which a statement of operations is presented in accordance with paragraph 14b of FIN 45.
Exhibits 31.1 and 31.2

9.	Amend your 302 certifications to conform wording to language provided in Item 601 (31) of Regulation S-K.

Future filings will conform wording to language provided in Item 601 (31) of Regulation S-K.
The Company recognizes that it is responsible for the adequacy and accuracy of the disclosure in their filings; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
Robert L. Laurent, Jr.
Chief Financial Officer
Fedders Corporation

Cc:	J. Welter – Deloitte & Touche
K. Sell – Deloitte & Touche